SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") informs its shareholders and the market in general that, at a meeting of the Board of Directors held on this date, Ms. Elena Landau resigned as a Board Member and Chairman of the Company's Board of Directors, for personal reasons.

As new Chairman of the Board of Directors was elected Mr. José Guimarães Monforte, who has large experience in several companies, is economist graduated at Universidade Católica de Santos, member of the Consultive Council of the Escola Britânica de Artes Criativas, member of the Board of Directors of OTP S.A., President of the Consultive Council of Premix, President of the Consultive Council of Instituto Elos, member of the Corporate Governance Committee of State-owned Companies of BM&FBovespa – B3, member of the Deliberative Board of IDIS - Institute for the Development of Social Investment and member of the Editorial Board of Harvard Business Review Brazil. Mr. Monforte, between 1998 and 2011, was in the Board and in the Risk Committee Coordination of Natura Cosméticos. Until 2011, he was part of the Board of Vivo. He also was Member of the Boards of Petrobras, BR Distribuidora, Rossi Residencial, Promon, Droga Raia, SABESP, Claro, Banco Nossa Caixa, Banco Tribanco, Canbrás, Pini Editora, Caramuru Alimentos, Klicknet, JHSF and Agrenco Ltd. He was Member of the IBRI Ethics Committee and the ABERJE Consultive Council, as well as of the OECD Advisory Panel on the Efficiency of Board of Directors, and of the Advisory Board-Americas Cabinet of the Graduate School of Business of Chicago. He had a participation in Brazilian Institute of Corporate Governance, as board member in 2002, Vice President of the Board in 2003 and President of the Board from 2004 to 2008. Coordinated the Bovespa's Capital Opening Committee, was Vice-President of ANBID and of the Board of the Settlement Fund of the Stock Exchange. He served as an executive at several banks and companies such as BANESPA, Merrill Lynch Bank, Citibank, VBC Energia S/A and Janos Comércio, Administração e Participações LTDA, holding positions in Brazil and abroad.

The Board of Directors of Eletrobras, today, despite the above changes, reiterated its commitment to the implementation of the Business and Management Master Plan 2017-2021 that is in progress and with the improvement of the Company's governance process.

Rio de Janeiro, July 28, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.